AUERBACH GRAYSON AND COMPANY LLC

FINANCIAL STATEMENTS
PURSUANT TO RULE 17A-5 UNDER THE SECURITIES EXCHANGE ACT OF 1934
AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2025
(with supplemental information)

Public Document

OMB APPROVAL

OMB Number: 3235-0123
Expires: Nov. 30, 2026
Estimated average burden
hours per response: 12

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

8-45136

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __01/01/2025__ AND ENDING __12/31/2025__
                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __Auerbach Grayson and Company LLC__

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

__20W 55th Street__
(No. and Street)

__New York__	__NY__	__10019__
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

__Michael Hewitt__	__212-453-3591__	__mhewitt@agco.com__
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

__Ryan & Juraska LLP__
(Name – if individual, state last, first, and middle name)

__141 W Jackson Blvd, Suite 2250__	__Chicago__	__IL__	__60604__
(Address)	(City)	(State)	(Zip Code)

__03/24/2009__	__3407__
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Nikhil Bhatnagar _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Auerbach Grayson and Company LLC _____, as of 12/31 _____, 2 025 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: CEO _____

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.



RYAN & JURASKA LLP
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Auerbach Grayson and Company LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Auerbach Grayson and Company LLC (the "Company") as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Auerbach Grayson and Company LLC as of December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Auerbach Grayson and Company LLC's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Auerbach Grayson and Company LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Ryan & Juraska LLP

We have served as Auerbach Grayson and Company LLC's auditor since 2025.
Chicago, Illinois
February 27, 2026

AUERBACH GRAYSON AND COMPANY LLC
TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm

AUERBACH GRAYSON AND COMPANY LLC
Statement of Financial Condition
DECEMBER 31, 2025

ASSETS

Cash	$	362,531
Restricted cash		2,500
Due from clearing brokers		271,094
Commission receivable		1,187,689
Furniture and equipment, net of accumulated depreciation of $368,092		8,647
Prepaid expenses and other assets		281,877
Right-of-Use asset		812,295
Total Assets	$	2,926,633

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES

Due to broker	$	142,457
Accrued commissions payable		3,627
Accounts payable and accrued expenses		458,913
Lease Liability		886,889
Total Liabilities		1,491,886
Member's equity		1,434,747
Total liabilities and member's equity	$	2,926,633

1

AUERBACH GRAYSON AND COMPANY LLC
Notes to Financial Statement
Year Ended December 31, 2025

1. **NATURE OF BUSINESS**

   Auerbach Grayson and Company LLC ("AG" or the "Company"), a Delaware corporation, is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company was originally organized on December 13th, 1993. The Company's primary business is to introduce global execution of foreign securities to major U.S. institutions through specialized non-U.S. brokers in accordance with the Securities Exchange Act Rule 15a-6. In addition, the Company clears its U.S. based transactions on a fully disclosed basis through Axos Clearing LLC ("AXOS"). The liability of the member is limited to its capital balance.

   The Company is owned 100% by HDH GLOBAL LLC, a Delaware limited liability Company.

   In June 2024, Juniper Tree Capital LLC ("JTC") acquired a minority, non-controlling ownership interest in HDH Global LLC ("HDH"), the Member of the Company. In March 2025, JTC acquired an additional interest, resulting in a majority (90%), controlling ownership of HDH. This transaction did not result in any change to the Company's operations or management during the period.

2. **SIGNIFICANT ACCOUNTING POLICIES**

   Basis of Accounting

   The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

   Liquidity

   The Company has experienced losses from operations and continues to take steps to increase its sources of high margin generating revenues and reallocating resources accordingly within the firm in addition to scaling back on non-critical costs.

   The Company's Member also has the ability and financial wherewithal to ensure the Company can continue to operate and meet its obligations for at least twelve months from the issuance of the financial statements and maintain sufficient net capital, which may include capital or debt contributions and/or other measures, as needed.

   Use of Estimates

   The preparation of financial statements in conformity with US GAAP requires the Company's management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses

2. **SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)**

during the reporting period. Actual results could differ from those estimates.

Cash and Restricted Cash

The Company has significant cash balances at financial institutions which throughout the year regularly exceed the federally insured limit of $250,000. Any loss incurred or a lack of access to such funds could have a significant adverse impact on the Company's financial condition, results of operations, and cash flows. In the event of a financial institution's insolvency, the recovery of assets may be limited. The cash balance includes $21,452 held in a foreign currency. The company held a restricted cash balance of $2,500 as of December 31, 2025. This balance includes funds allocated to employee benefit programs, client rebates and petty cash.

The Company maintains deposits with high quality financial institutions in amounts that are in excess of federally insured limits. At December 31, 2025 the Company had an uninsured cash balance of $93,580. Management does not consider any credit risk associated with cash to be significant.

Fair Value of Financial Instruments

ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 Inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

At December 31, 2025, the Company held no Level 1, Level 2 or Level 3 investments.

Revenue

The Company recognizes revenue in accordance with ASC Topic 606 Revenue from Contracts with Customers which requires recognition and the measurement of revenue to be based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time.

Commissions

The Company introduces its customers to its U.S. clearing broker and as a chaperone to its network of foreign brokers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date the Company fills the trade order by finding and contracting with counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risk and rewards of ownership have been transferred to/from the customer. Revenue is recognized when the commissions recorded during a month are invoiced to customers at the end of each month using the end of month currency exchange rate. The Company has no contract-related assets or liabilities.

Fee income

The Company recognizes fee income from research services as the services are provided. Revenue is accrued throughout the year based on the Company's estimate of the services performed. Because the amounts to be invoiced are often not confirmed until after the reporting period, significant judgment is required in estimating the timing and amount of revenue to be recognized. Adjustments are made, if necessary, when the actual amounts are determined.

Other Income

The Company provides corporate access and connects analysts, company executives and institutional investors via conferences and roadshows. In the normal course of business,

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

the Company will also act as a placement agent or finder in private placement or equity securities under regulation D or Rule 144A on behalf of foreign issuers.

Due from Clearing Brokers

The receivable from the clearing brokers arises in the ordinary course of business and is pursuant to clearing agreements with the clearing firm and includes cash and net amounts receivable for securities transactions that have been settled. Receivable from clearing brokers includes a clearing deposit of $200,000 that the Company maintains with its clearing brokers.

Due to Broker

The Due to Broker balance consists of amounts owed to clients, including accrued CSA (Commission Sharing Agreement) rebates related to executed trades. Additionally, the Company receives funds from mutual clients that are due to third-party partners pursuant to contractual arrangements. These amounts are recorded as liabilities until disbursed and are typically settled on a regular basis.

Commission Receivable

Commission receivables represent amounts due from foreign broker-dealers for trade execution services. These amounts are calculated based on executed trades and agreed-upon commission rates, which may vary by client and market.

Fee Income Receivable

Fee income receivables represent estimated amounts earned for research services provided but not yet invoiced. These receivables are recognized based on the Company's assessment of the services performed during the reporting period. Because final amounts are often confirmed after period-end, significant judgment is required in estimating both the timing and collectability of these receivables. Adjustments are made, if necessary, when the actual amounts are determined.

Current Expected Credit Losses

The Company follows ASC Topic 326, Financial instruments -Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial assets, recorded at inception or purchase. Under the accounting update, the Company has the ability to determine there are or expected credit losses in certain circumstances (e.g. based on relevant information about past events, current conditions, and reasonable and supportable forecasts).

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The Company's receivables from broker dealers and clearing organizations include amounts receivable from unsettled trades, including amounts related to futures and options on futures contracts executed on behalf of customers, amounts receivable for securities failed to deliver, accrued interest receivables and cash deposits. A portion of the Company's trades and contracts are cleared through a clearing organization and settled daily between the clearing organization and the Company. Because of this daily settlement, the amount of unsettled credit exposures is limited to the amount owed the Company for a very short period of time. The Company continually reviews the credit quality of its counterparties.

The Company's conclusion was that an allowance for credit losses was not required on the Company's expectation for the collectively of the receivables utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectations of the collectively in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with fees is not significant based on the contractual arrangement and expectation of collection in accordance with industry standards. At December 31, 2025, an allowance for credit losses was not considered necessary.

Furniture and Equipment

Depreciation of furniture and equipment is computed on the straight-line method using estimated useful lives of five to seven years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease. All furniture and equipment is booked on a cost basis, less depreciation.

Transaction in Foreign Currencies

The Company's functional base currency is U.S. dollar. Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations as incurred. Foreign currency transaction losses included in other expenses, totaled $233,551 in 2025.

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Subsequent Events

Subsequent to year-end, the Company received capital contributions totaling $275,000 from its Parent, HDH Global LLC, to support ongoing operations and regulatory capital requirements.

The Company has evaluated all subsequent events through February 27th 2026, the date the financial statements were available to be issued, and determined that there are no other events requiring disclosure.

3. OPERATING LEASE RIGHT-OF-USE ASSET AND LIABILITY

The Company accounts for its leases under Accounting Standard Codification ("ASC") Topic 842, Leases. Under this guidance, lessees classify arrangements meeting the definition of a lease as operating or financing leases, and leases are recorded on the Statement of Financial Condition as both a right-of-use asset and lease liability, calculated by discounting fixed lease payments over the lease term at the rate implicit in the lease or the Company's incremental borrowing rate.

Lease liabilities are increased by interest and reduced by payments each period, and the right of use asset is amortized over the lease term.

The Company's incremental borrowing rate for its lease is 2.650%, which is the rate of interest it would have to pay at the time the lease was entered into a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

3. OPERATING LEASE RIGHT-OF-USE ASSET AND LIABILITY (CONTINUED)

On June 13, 2022, the Company entered into a new office lease agreement effective the same date. The lease term extends through December 31, 2028, and requires a security deposit of $147,696, which is included in prepaid expenses other assets on the statement of financial condition. The schedule of lease liability maturities under the non-cancellable operating lease as of December 31, 2028, is as follows:

Year	Amount
2026	295,946
2027	302,605
2028	299,398
Total undiscounted lease payments	897,949
Less imputed interest	(11,060)
Total lease liabilities	886,889

4. INCOME TAXES

The Company is a single member limited liability company. As a pass-through entity, the member is responsible for the Company's income or loss for income tax reporting purposes. Accordingly, the Company has no provision for federal and state income taxes. The Company is subject to New York City unincorporated business tax. For the year ended December 31, 2025, the Company had no unincorporated business tax expense.

The Company may recognize tax benefits from any uncertain positions only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The Company has no material unrecognized tax benefit.

Tax laws are complex and subject to different interpretations by the taxpayer and taxing authorities. Significant judgment is required when evaluating tax provisions and related uncertainties. Future events such as changes in tax legislation could require a provision for income taxes.

Generally, the Company is no longer subject to examinations by major tax jurisdictions for years before 2022. Based on its analysis, there were no tax positions identified by management which did not meet the "more likely than not" standard as of and for the year ended December 31, 2025.

5. **EMPLOYEE RETIREMENT PLAN**

The Company maintains a defined contribution plan covering substantially all employees. The Company contributes annually at the discretion of management. The Company's maximum contribution is one half of the employees' contribution up to 5% of the eligible compensation. For the year ended December 31, 2025, the Company contributed approximately $54,174. As of December 31, 2025, the Company had approximately $21,690 as accrued liabilities to the plan, which is included in accounts payable and accrued expenses on the statement of financial condition.

6. **FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET CREDIT RISK**

In the normal course of business as a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional investors. The Company's transactions are collateralized and are executed with and on behalf of banks, brokers and dealers and other financial institutions. The Company introduces these transactions for clearance to non-US broker-dealers pursuant to the provisions of paragraph (k)(2)(i) of Rule 15c3-3 and it's U.S. clearing firm pursuant to the provision of paragra(k)(2)(ii) of Rule 15c3-3.

The Company invoices certain institutional customers for brokerage and related services in foreign currencies. Although invoices are denominated in foreign currencies, customers remit payment in U.S. dollars ("USD") based on the spot exchange rate in effect on the settlement date. Accordingly, the Company is exposed to foreign currency transaction risk between the invoice date and the date of settlement. If the foreign currency depreciates relative to the USD during this period, the Company will receive fewer USD than the USD-equivalent amount initially recorded at the invoice date.

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair customers' ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount.

7. **NET CAPITAL REQUIREMENTS**

As a registered broker dealer, the Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the percentage of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2025, the Company had net capital of $433,099 which was $183,099 in excess Of its required net capital of $250,000. The Company's percentage of aggregate indebtedness was 156.91%.

The Company claims exemption from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraphs (k)(2)(i) and (k)(2)(ii) of such rule.

8. LEGAL AND REGULATORY PROCEEDINGS

The Company may be subject to various legal proceedings and claims that arise in the normal course of business. In each pending matter, the Company contests liability or the amount of claimed damages. In view of the inherent difficulty of predicting the outcome of such matters, particularly in cases where claimants seek substantial or indeterminate damages, or where investigation or discovery have yet to be completed, the Company is unable to estimate a range of reasonably possible losses on its remaining outstanding legal proceedings; however, the Company believes any losses, both individually or in the aggregate, should not be reasonably likely to have a material adverse effect on the Company's financial condition.

9. SEGMENT REPORTING

The Company is engaged in a single line of business as a securities broker-dealer, with core activities consisting of sales and trading, research distribution, and capital markets services. The Company has identified its Chief Executive Officer as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 7), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

10. GUARANTEES

Accounting Standards Codification Topic 460 ("ASC 460"), Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to a guaranteed party based on changes in an underlying (such as an interest or foreign exchange rate, security or commodity price, an index, or the occurrence or nonoccurrence of a specified event) related to an asset, liability, or equity security of a guaranteed party. Guarantees also include contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, as well as certain indirect guarantees of the indebtedness of others. The Company has not recorded any contingent liability related to guarantee agreements at December 31, 2025.